SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                   Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                Report on Form 6-K for the month of December 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F _____
                                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


          Enclosures:

          1. A notification dated 1 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 45,762 Ordinary shares in the Company in which the directors have a technical interest.

          2. A notification dated 2 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 68,081 Ordinary shares in the Company in which the directors have a technical interest.
          3. A notification dated 5 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 2,649 Ordinary shares in the Company in which the directors have a technical interest.
          4. A notification dated 7 December 2005 advising details of the grant of options to A M Ferguson, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          5. A notification dated 7 December 2005 advising details of the grant of options to K Rajagopal, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          6. A notification dated 7 December 2005 advising details of the grant of options to A E Isaac, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          7. A notification dated 7 December 2005 advising details of the grant of options to J A Bevan, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          8. A notification dated 7 December 2005 advising details of the grant of options to A J Cullens, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Long Term Incentive Plan.
          9. A notification dated 7 December 2005 advising details of the grant of options to N Deeming, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Long Term Incentive Plan.
          10. A notification dated 7 December 2005 advising details of the grant of options to S J Dempsey, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Long Term Incentive Plan.
          11. A notification dated 7 December 2005 advising details of the grant of options to P F Dew, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Long Term Incentive Plan.
          12. A notification dated 7 December 2005 advising details of the grant of options to M J Nichols, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Long Term Incentive Plan.
          13. A notification dated 7 December 2005 advising details of the grant of options to J K Masters, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          14. A notification dated 7 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 30,264 Ordinary shares in the Company in which the directors have a technical interest.
          15. A notification dated 12 December 2005 to advise that a copy of the Company's Annual Report 2005 and associated documents, were available at the UKLA Document Viewing Facility.
          16. A notification dated 12 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 9,921 Ordinary shares in the Company in which the directors have a technical interest.
          17. A submission dated 12 December 2005 of The BOC Group plc Annual Information Update for the twelve months up to and including 12 December 2005.
          18. A notification dated 13 December 2005 advising of the exercise of options over 50,000 Ordinary shares in the Company and subsequent sale of the shares by A E Isaac, a director of the Company.
          19. A notification dated 13 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 7,754 Ordinary shares in the Company in which the directors have a technical interest.
          20. A notification dated 13 December 2005 to advise that a copy of the Company's Form 20-F 2005, was available at the UKLA Document Viewing Facility.
          21. A notification dated 13 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 39,454 Ordinary shares in the Company in which the directors have a technical interest.

          22. A notification dated 15 December 2005 advising of the exercise of options over 87,500 Ordinary shares in the Company and subsequent sale of the shares by P F Dew, a person discharging managerial responsibility within the BOC Group.
          23. A notification dated 15 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 11,584 Ordinary shares in the Company in which the directors have a technical interest.
          24. A notification dated 15 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 86,484 Ordinary shares in the Company in which the directors have a technical interest.
          25. A notification dated 15 December 2005 advising details of the award of shares to J A Bevan, a director of the Company, under The BOC Group plc Share Matching Plan.
          26. A notification dated 15 December 2005 advising details of the award of shares to A E Isaac, a director of the Company, under The BOC Group plc Share Matching Plan.
          27. A notification dated 15 December 2005 advising details of the award of shares to J K Masters, a director of the Company, under The BOC Group plc Share Matching Plan.
          28. A notification dated 15 December 2005 advising details of the award of shares to K Rajagopal, a director of the Company, under The BOC Group plc Share Matching Plan.
          29. A notification dated 15 December 2005 advising details of the award of shares to A J Cullens, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Share Matching Plan.
          30. A notification dated 15 December 2005 advising details of the award of shares to N Deeming, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Share Matching Plan.
          31. A notification dated 15 December 2005 advising details of the award of shares to S J Dempsey, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Share Matching Plan.
          32. A notification dated 15 December 2005 advising details of the award of shares to P F Dew, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Share Matching Plan.
          33. A notification dated 15 December 2005 advising details of the award of shares to M J Nichols, a person discharging managerial responsibility within the BOC Group, under The BOC Group plc Share Matching Plan.
          34. A notification dated 19 December 2005 advising that Barclays PLC have a 3.99% interest in the issued ordinary share capital of the Company.
          35. A notification dated 20 December 2005 advising of the purchase by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 1,252,800 Ordinary shares in the Company in which the directors have a technical interest.
          36. A notification dated 21 December 2005 advising of the purchase of 500 Ordinary shares in the Company by A M Ferguson, a director of the Company.
          37. A notification dated 21 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 73,826 Ordinary shares in the Company in which the directors have a technical interest.
          38. A notification dated 22 December 2005 advising of the decision of the Appeal of the Elam Case in Illinois, USA.
          39. A notification dated 29 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 16,392 Ordinary shares in the Company in which the directors have a technical interest.
          40. A notification dated 30 December 2005 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 17,936 Ordinary shares in the Company in which the directors have a technical interest.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 1 DECEMBER 2005
                  AT 17.47 HRS UNDER REF: PRNUK-0112051745-58C3

1 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 30 November 2005 of 45,762 Ordinary shares of 25p each in the Company at a sale price of 1124.78p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 45,762 Ordinary shares, the Trustee now holds 4,918,222 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,918,222 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 2 DECEMBER 2005
                  AT 16.13 HRS UNDER REF: PRNUK-0212051612-ABB4


2 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 2 December 2005 of 68,081 Ordinary shares of 25p each in the Company at a sale price of 1135.3693p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 68,081 Ordinary shares, the Trustee now holds 4,850,141 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,850,141 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 5 DECEMBER 2005
                  AT 14.36 HRS UNDER REF: PRNUK-0512051435-9631



5 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 5 December 2005 of 2,649 Ordinary shares of 25p each in the Company at a sale price of 1120.936p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 2,649 Ordinary shares, the Trustee now holds 4,847,492 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,847,492 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 07.00 HRS UNDER REF: PRNUK-0712050649-53DA


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)
          THE BOC GROUP plc                                    IN RESPECT OF BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person
          ALAN MURRAY FERGUSON
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.      Number of shares, debentures or financial      12.    Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.      Price per share or value of transaction        14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.      Total holding following notification and       16.    Date issuer informed of transaction
         total percentage holding following
         notification (any treasury shares should not
         be taken into account when calculating
         percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17       Date of grant                                  18.    Period during which or date on which it can
                                                               be exercised
         6 DECEMBER 2005                                       6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
-----------------------------------------------------------------------------------------------------------------

19.      Total amount paid (if any) for grant of the    20.    Description of shares or debentures involved
         option                                                (class and number)
         N/A                                                   56,978 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
-----------------------------------------------------------------------------------------------------------------

21.      Exercise price (if fixed at time of grant)     22.    Total number of shares or debentures over
         or indication that price is to be fixed at            which options held following notification
         the time of exercise
         AWARD MADE AT NIL COST                                181,161
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
23.      Any additional information                     24.    Name of contact and telephone number for
                                                               queries
         THE AWARDS GRANTED UNDER THE BOC GROUP LONG           CAROL HUNT
         TERM INCENTIVE PLAN MAY BE SATISFIED BY A
         NEW ISSUE OF SHARES TO THE DIRECTOR OR BY A           01276 807759
         TRANSFER OF SHARES FROM THE BOC GROUP plc
         EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
         THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
         REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 7.01 HRS UNDER REF: PRNUK-0712050658-2BD7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)
          THE BOC GROUP plc                                    IN RESPECT OF BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person
          KRISHNAMURTHY RAJAGOPAL
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

---------------------------------------------------------------------------------------------------------------

17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised
          6 DECEMBER 2005                                      6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)
          N/A                                                  48,325 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               733,085
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE AWARDS GRANTED UNDER THE BOC GROUP LONG          CAROL HUNT
          TERM INCENTIVE PLAN MAY BE SATISFIED BY A
          NEW ISSUE OF SHARES TO THE DIRECTOR OR BY A          01276 807759
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 07.01 HRS UNDER REF: PRNUK-0712050652-9AA0


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN RESPECT OF BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          ANTHONY ERIC ISAAC
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

---------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

---------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

         6 DECEMBER 2005                                       6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  128,869 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               1,641,582
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE AWARDS GRANTED UNDER THE BOC GROUP LONG          CAROL HUNT
          TERM INCENTIVE PLAN MAY BE SATISFIED BY A
          NEW ISSUE OF SHARES TO THE DIRECTOR OR BY A          01276 807759
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                 AT 07.01 HRS UNDER REF: PRN-UK-0712050646-0C3B


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN RESPECT OF BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          JOHN ANDREW BEVAN
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------
13.       Price per share or value of transaction        14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          6 DECEMBER 2005                                      6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  45,914 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               497,207
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

         THE AWARDS GRANTED UNDER THE BOC GROUP LONG           CAROL HUNT
         TERM INCENTIVE PLAN MAY BE SATISFIED BY A
         NEW ISSUE OF SHARES TO THE DIRECTOR OR BY A           01276 807759
         TRANSFER OF SHARES FROM THE BOC GROUP plc
         EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
         THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
         REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 7.02 HRS UNDER REF: PRNUK-0712050701-7371


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN RESPECT OF (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          ALAN JAMES CULLENS
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

------------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          6 DECEMBER 2005                                      6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of       20.    Description of shares or debentures involved
          the option                                           (class and number)

           N/A                                                 23,189 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               67,086
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE AWARDS GRANTED UNDER THE BOC GROUP               CAROL HUNT
          LONG TERM INCENTIVE PLAN MAY BE SATISFIED BY
          A NEW ISSUE OF SHARES TO THE PDMR OR BY A            01276 807759
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 7.05 HRS UNDER REF: PRNUK-0712050703-ABF9


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN RESPECT OF (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          NICHOLAS DEEMING
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest


-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          6 DECEMBER 2005                                      6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  26,855 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               227,643
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE AWARDS GRANTED UNDER THE BOC GROUP LONG          CAROL HUNT
          TERM INCENTIVE PLAN MAY BE SATISFIED BY A
          NEW ISSUE OF SHARES TO THE PDMR OR BY A              01276 807759
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 7.07 HRS UNDER REF: PRNUK-0712050706-E665


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i)
                                                               a transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN RESPECT OF (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

         STEPHEN JAMES DEMPSEY
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should
          not be taken into account when calculating
          percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          6 DECEMBER 2005                                      6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
-----------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  16,872 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
-----------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                                305,041
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                                queries

          THE AWARDS GRANTED UNDER THE BOC GROUP LONG           CAROL HUNT
          TERM INCENTIVE PLAN MAY BE SATISFIED BY A
          NEW ISSUE OF SHARES TO THE PDMR OR BY A               01276 807759
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

-----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 7.10 HRS UNDER REF: PRNUK-0712050709-20DC


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                     IN RESPECT OF (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          PETER FRANK DEW
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should
          not be taken into account when calculating
          percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          6 DECEMBER 2005                                      6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  20,461 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               314,269
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE AWARDS GRANTED UNDER THE BOC GROUP LONG          CAROL HUNT
          TERM INCENTIVE PLAN MAY BE SATISFIED BY A
          NEW ISSUE OF SHARES TO THE PDMR OR BY A              01276 807759
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 7.13 HRS UNDER REF: PRNUK-0712050712-6D93


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i)
                                                               a transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN RESPECT OF (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          MARK JAMES NICHOLS
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should
          not be taken into account when calculating
          percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          6 DECEMBER 2005                                      6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  20,870 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               122,479
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE AWARDS GRANTED UNDER THE BOC GROUP LONG          CAROL HUNT
          TERM INCENTIVE PLAN MAY BE SATISFIED BY A
          NEW ISSUE OF SHARES TO THE PDMR OR BY A              01276 807759
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 07.39 HRS UNDER REF: PRNUK-0712050655-DD6E


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN RESPECT OF BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

         JERRY KENT MASTERS
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should
          not be taken into account when calculating
          percentage)


-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          6 DECEMBER 2005                                      6 DECEMBER 2008 SUBJECT TO PERFORMANCE
                                                               CONDITIONS
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  39,752 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               178,947
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE AWARDS GRANTED UNDER THE BOC GROUP LONG          CAROL HUNT
          TERM INCENTIVE PLAN MAY BE SATISFIED BY A
          NEW ISSUE OF SHARES TO THE DIRECTOR OR BY A          01276 807759
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 7 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 7 DECEMBER 2005
                  AT 17.53 HRS UNDER REF: PRNUK-0712051752-0CF5


7 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 7 December 2005 of 30,264 Ordinary shares of 25p each in the Company at an exercise price of 937p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 30,264 Ordinary shares, the Trustee now holds 4,817,228 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,817,228 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
       ON 12 DECEMBER 2005 AT 11.04 HRS UNDER REF: PRNUK-1212051103-9AEB

12 December 2005

THE BOC GROUP plc - ANNUAL REPORT 2005

Copies of the Report and Accounts 2005, Annual Review and Summary Financial Statements 2005, Notice of Annual General Meeting, Form of Proxy and Proposed New Articles of Association of the Company have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 12 DECEMBER 2005
                  AT 14.59 HRS UNDER REF: PRNUK-1212051456-F757

12 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 12 December 2005 of 9,921 Ordinary shares of 25p each in the Company at a sale price of 1143.05p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 9,921 Ordinary shares, the Trustee now holds 4,807,307 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,807,307 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
       ON 12 DECEMBER 2005 AT 18.03 HRS UNDER REF: PRNUK-1212051802-74B9


                        THE BOC GROUP plc ("the Company")


                            ANNUAL INFORMATION UPDATE
           FOR THE TWELVE MONTHS UP TO AND INCLUDING 12 DECEMBER 2005

The Company announces that in accordance with the requirements of the Prospectus Rule 5.2, the following information has been published or made available to the public during the twelve months ended 12 December 2005 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purpose of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1.   Announcements made via a Regulatory Information Service.

All documents listed below were published via PR Newswire, a Regulatory Information Service, on the dates indicated.

--------------------------------------------------------------------------------------------------
      Date                                            Announcement
--------------------------------------------------------------------------------------------------
15 December 2004        Director Shareholding - J L Walsh ESOS 1995 Exercise and Sale
--------------------------------------------------------------------------------------------------
20 December 2004        Director Change - Rene Medori
--------------------------------------------------------------------------------------------------
21 December 2004        Disposal of Unique Gas & Petrochemicals
--------------------------------------------------------------------------------------------------
22 December 2004        Director Shareholding - Rene Medori Transfer, Exercise and Sale
--------------------------------------------------------------------------------------------------
22 December 2004        Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
22 December 2004        Director Change - Iain Napier
--------------------------------------------------------------------------------------------------
24 December 2004        Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
 4 January 2005         Block Listing - Interim Review as at 31 December 2004
--------------------------------------------------------------------------------------------------
 7 January 2005         Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
13 January 2005         Re Contract - BOC wins important new business with two Asian steel producers
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
      Date                                            Announcement
--------------------------------------------------------------------------------------------------
14 January 2005         The BOC Group plc - AGM Statements
--------------------------------------------------------------------------------------------------
17 January 2005         The BOC Group plc 2005 AGM Results
--------------------------------------------------------------------------------------------------
17 January 2005         Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
18 January 2005         The BOC Group plc - Document on AGM Resolutions
--------------------------------------------------------------------------------------------------
27 January 2005         Notice of Results
--------------------------------------------------------------------------------------------------
1 February 2005         1st Quarter Results
--------------------------------------------------------------------------------------------------
1 February 2005         News Release Available at UKLA
--------------------------------------------------------------------------------------------------
2 February 2005         Director Shareholding - Sir Christopher O'Donnell DRIP allocation
--------------------------------------------------------------------------------------------------
3 February 2005         Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
3 February 2005         Director Shareholding - J A Bevan ESOS 1995 exercise
--------------------------------------------------------------------------------------------------
3 February 2005         Director Shareholding - J L Walsh ESOS 1995 & ESOS 1995 (Jersey)
                        exercise and sale
--------------------------------------------------------------------------------------------------
3 February 2005         Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
3 February 2005         Director Shareholding - K Rajagopal ESOS 1995 exercise, transfer and partial sale
--------------------------------------------------------------------------------------------------
18 February 2005        Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
25 February 2005        Board change at The BOC Group
--------------------------------------------------------------------------------------------------
  1 March 2005          Director Declaration - Kent Masters LR 16.4
--------------------------------------------------------------------------------------------------
  3 March 2005          Statement Re Disposal of Afrox Healthcare Ltd
--------------------------------------------------------------------------------------------------
 10 March 2005          Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
 16 March 2005          Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
 17 March 2005          Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
      Date                                            Announcement
--------------------------------------------------------------------------------------------------

 24 March 2005          Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
  4 April 2005          Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
  5 April 2005          Director Shareholding - J K Masters Director Qualification Purchase
--------------------------------------------------------------------------------------------------
  7 April 2005          Director Shareholding - Sale of shares by Dr Rajagopal
--------------------------------------------------------------------------------------------------
  8 April 2005          Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
 11 April 2005          Holding In Company
--------------------------------------------------------------------------------------------------
   6 May 2005           Directorate Change - Alan Ferguson
--------------------------------------------------------------------------------------------------
   6 May 2005           Notice of Results
--------------------------------------------------------------------------------------------------
  12 May 2005           Half Year Results
--------------------------------------------------------------------------------------------------
  13 May 2005           Interim Report 2005 Available at UKLA
--------------------------------------------------------------------------------------------------
  13 May 2005           Director Shareholding (NED share purchase) - M Miau, G Dawson, A
                        Bonfield, A Quinn
--------------------------------------------------------------------------------------------------
  23 May 2005           Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
  9 June 2005           Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
  10 June 2005          Director Shareholding - Transfer to Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
  15 June 2005          Director Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
  27 June 2005          Director Change - appointment of R McDonald
--------------------------------------------------------------------------------------------------
  28 June 2005          JAG & Iwatani merger of cryogenic equipment manufacturing activities
--------------------------------------------------------------------------------------------------
  1 July 2005           Block Listing - Interim Review as at 30 June 2005
--------------------------------------------------------------------------------------------------
  5 July 2005           Director / PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
      Date                                            Announcement
--------------------------------------------------------------------------------------------------

 7 July 2005           Director / PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
  28 July 2005          Notice of Results
--------------------------------------------------------------------------------------------------
 1 August 2005          Holding in Company
--------------------------------------------------------------------------------------------------
 2 August 2005          Third Quarter Results
--------------------------------------------------------------------------------------------------
 3 August 2005          Director / PDMR Shareholding - Sir Christopher O'Donnell DRIP Allocation
--------------------------------------------------------------------------------------------------
 3 August 2005          Director/PDMR Shareholding - R A McDonald Purchase
--------------------------------------------------------------------------------------------------
2 September 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
5 September 2005        Gist Acquires European Temperature Controlled Operation
--------------------------------------------------------------------------------------------------
5 September 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
9 September 2005        Director Declaration - A M Ferguson
--------------------------------------------------------------------------------------------------
9 September 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
6 September 2005        Director/PDMR Shareholding - Alan Ferguson Share Awards
--------------------------------------------------------------------------------------------------
6 September 2005        Director/PDMR Shareholding - Purchase by Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
9 September 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
 4 October 2005         Holding in Company - UBS AG
--------------------------------------------------------------------------------------------------
 5 October 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
12 October 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
13 October 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
13 October 2005         Holding in Company - UBS AG
--------------------------------------------------------------------------------------------------
14 October 2005         Holding in Company - UBS AG
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
      Date                                            Announcement
--------------------------------------------------------------------------------------------------

24 October 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
2 November 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
2 November 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
11 November 2005        Notice of Results
--------------------------------------------------------------------------------------------------
17 November 2005        Preliminary Results
--------------------------------------------------------------------------------------------------
17 November 2005        Re Contract - Gist extends contract with M&S
--------------------------------------------------------------------------------------------------
21 November 2005        Director / PDMR Shareholding - Nick Deeming exercise and sale
--------------------------------------------------------------------------------------------------
23 November 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
23 November 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
24 November 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
25 November 2005        Director/PDMR Shareholding - Steve Dempsey exercise and sale
--------------------------------------------------------------------------------------------------
25 November 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
30 November 2005        Director/PDMR Shareholding - Mark Nichols exercise and sale
--------------------------------------------------------------------------------------------------
30 November 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
30 November 2005        Director/PDMR Shareholding - Kent Masters exercise and sale
--------------------------------------------------------------------------------------------------
1 December 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
2 December 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
5 December 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
      Date                                            Announcement
--------------------------------------------------------------------------------------------------

7 December 2005         Director/PDMR Shareholding - LTIP Award A M Ferguson
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award A E Isaac
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award K Rajagopal
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award J A Bevan
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award J Cullens
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award N Deeming
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award S Dempsey
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award P F Dew
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award M J Nichols
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - LTIP Award J K Masters
--------------------------------------------------------------------------------------------------
7 December 2005         Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------
12 December 2005        Annual Report 2005 Available at UKLA
--------------------------------------------------------------------------------------------------
12 December 2005        Director/PDMR Shareholding - Disposal from Employee Share Trust 1995
--------------------------------------------------------------------------------------------------


Copies of the documents published via PR Newswire may be obtained from the Regulatory News Service provided by the London Stock Exchange (www.londonstockexchange.com/en-gb/pricesnews/marketnews/) and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Copies can also be located on the Company's website at www.boc.com/news/index.asp

2.   Documents filed at Companies House

The Company has submitted filings to Companies House in relation to the appointment and resignation of directors, the allotment of shares and ordinary and special resolutions passed at the Company's Annual General Meeting on 14 January 2005.

Copies of these documents can be found on the Companies House website at www.companies-house.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk

Alternatively copies can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ.

3.   Documents filed with the Securities and Exchange Commission

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at www.sec.gov/edgar/searchedgar/webusers.htm

The Company's Annual Report for the year ended 30 September 2005 (published on 12 December 2005) can be found on the Company's website, as can the Company's Annual Review and Summary Financial Statements for the year ended 30 September 2005, the Interim Report 2005 published on 12 May 2005 and the 2006 AGM documents.

Copies can also be located on the Company's website at www.boc.com/investors/annual_and_quarterly_reports/2005/index.asp

Copies of all documents referred to above are also available for inspection at the Company's registered office, Chertsey Road, Windlesham, Surrey, GU20 6HJ during normal business hours.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities is available at www.boc.com

Sarah Larkins
Assistant Company Secretary
The BOC Group plc
Tel: 01276 477222

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 13 DECEMBER 2005
                  AT 11.30 HRS UNDER REF: PRNUK-1312051129-E5E0


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                             2.    State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                              (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                              (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN RESPECT OF BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          ANTHONY ERIC ISAAC                                    N/A
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

          IN RESPECT OF A HOLDING OF THE PERSON                ORDINARY SHARES OF 25p EACH
          DISCHARGING MANAGERIAL RESPONSIBILITY IN 3
          ABOVE
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

         ANTHONY ERIC ISAAC                                    EXERCISE OF 50,000 EXECUTIVE OPTIONS GRANTED IN
                                                               FEBRUARY 1996 AND SUBSEQUENT SALE OF 50,000
                                                               SHARES ACQUIRED UPON EXERCISE
-----------------------------------------------------------------------------------------------------------------

9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

          50,000                                               0.01%
-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

          50,000                                               0.01%
-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction
          50,000 AT 919p (EXERCISE)                            12 DECEMBER 2005, LONDON

          50,000 AT 1141.1424p (SALE)
-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

         8,057 SHARES / 1,591,582 OPTIONS                      12 DECEMBER 2005
-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

-----------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

-----------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification   13 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 13 DECEMBER 2005
                  AT 14.07 HRS UNDER REF: PRNUK-1312051406-5FF6

13 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 12 December 2005 of 7,754 Ordinary shares of 25p each in the Company at a sale price of 1140.1012p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 7,754 Ordinary shares, the Trustee now holds 4,799,553 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,799,553 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                   ON 13 DECEMBER 2005 AT 15.31HRS UNDER REF:
                              PRNUK-1312051530-EA9B


13 December 2005

THE BOC GROUP plc - FORM 20-F 2005

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 13 DECEMBER 2005
                  AT 16.51 HRS UNDER REF: PRNUK-1312051650-5273


13 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 13 December 2005 of 39,454 Ordinary shares of 25p each in the Company at a sale price of 1141.646p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 39,454 Ordinary shares, the Trustee now holds 4,760,099 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,760,099 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 15 DECEMBER 2005
                  AT 12.01 HRS UNDER REF: PRNUK-1512051200-A09B


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN ACCORDANCE WITH (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          PETER FRANK DEW                                      N/A
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

          IN RESPECT OF A HOLDING OF THE PERSON                ORDINARY SHARES OF 25p EACH
          DISCHARGING MANAGERIAL RESPONSIBILITY IN 3
          ABOVE
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

         PETER FRANK DEW                                       EXERCISE OF A TOTAL OF 87,500 ESOS 1995 OPTIONS
                                                               GRANTED IN MAY 2000 AND SUBSEQUENT SALE OF
                                                               SHARES ACQUIRED UPON EXERCISE
-----------------------------------------------------------------------------------------------------------------

9.        Number of shares, debentures or financial     10.     Percentage of issued class acquired (treasury
          instruments relating to shares acquired               shares of that class should not be taken into
                                                                account when calculating percentage)

          87,500                                                0.01%
-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

          87,500                                               0.01%
-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction
          87,500 AT 937p - EXERCISE                            14 DECEMBER 2005, LONDON

          87,500 AT 1160p - SALE
-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

          NIL SHARES / 226,769 OPTIONS                         14 DECEMBER 2005
-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

----------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

----------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification   15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 15 DECEMBER 2005
                  AT 15.44 HRS UNDER REF: PRNUK-1512051543-DE83


15 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 15 December 2005 of 11,584 Ordinary shares of 25p each in the Company at an average sale price of 1149.446p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 11,584 Ordinary shares, the Trustee now holds 4,748,515 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,748,515 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 15 DECEMBER 2005
                  AT 17.16 HRS UNDER REF: PRNUK-1512051715-9019

15 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 15 December 2005 of 86,484 Ordinary shares of 25p each in the Company at an average sale price of 1158p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 86,484 Ordinary shares, the Trustee now holds 4,662,031 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,662,031 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 15 DECEMBER 2005
                  AT 17.45 HRS UNDER REF: PRNUK-1512051745-6421

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          JOHN ANDREW BEVAN
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          15 DECEMBER 2005                                     15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  12,358 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP SHARE MATCHING PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               509,565
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE SHARES HAVE BEEN ACQUIRED WITH A BONUS           CAROL HUNT
          DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
          THE SHARES AWARDED UNDER THE BOC GROUP SHARE
          MATCHING PLAN MAY BE SATISFIED BY A NEW
          ISSUE OF SHARES TO THE DIRECTOR OR BY A
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 15 DECEMBER 2005
                  AT 17.48 HRS UNDER REF: PRNUK-1512051747-97FE

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person
          ANTHONY ERIC ISAAC
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest


-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should
          not be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

         15 DECEMBER 2005                                      15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
-----------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                   26,275 ORDINARY SHARES OF 25P EACH AWARDED
                                                                UNDER THE BOC GROUP SHARE MATCHING PLAN
-----------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                                1,617,857
-----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

         THE SHARES HAVE BEEN ACQUIRED WITH A BONUS            CAROL HUNT
         DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
         THE SHARES AWARDED UNDER THE BOC GROUP SHARE
         MATCHING PLAN MAY BE SATISFIED BY A NEW
         ISSUE OF SHARES TO THE DIRECTOR OR BY A
         TRANSFER OF SHARES FROM THE BOC GROUP plc
         EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
         THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
         REQUIRED TO SATISFY THE OPTION.

-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE O
                               N 15 DECEMBER 2005
                  AT 17.52 HRS UNDER REF: PRNUK-1512051750-D2BD

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)
          THE BOC GROUP plc                                    BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person
          JERRY KENT MASTERS
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          15 DECEMBER 2005                                     15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
-----------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  9,649 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP SHARE MATCHING PLAN
----------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               188,596
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE SHARES HAVE BEEN ACQUIRED WITH A BONUS           CAROL HUNT
          DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
          THE SHARES AWARDED UNDER THE BOC GROUP SHARE
          MATCHING PLAN MAY BE SATISFIED BY A NEW
          ISSUE OF SHARES TO THE DIRECTOR OR BY A
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 15 DECEMBER 2005
                  AT 17.56 HRS UNDER REF: PRNUK-1512051756-2AC5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    BOTH (i) AND (ii)
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          KRISHNAMURTHY RAJAGOPAL
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

         15 DECEMBER 2005                                      15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
-----------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                                (class and number)

          N/A                                                  12,876 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP SHARE MATCHING PLAN
----------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               745,961
--------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE SHARES HAVE BEEN ACQUIRED WITH A BONUS           CAROL HUNT
          DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
          THE SHARES AWARDED UNDER THE BOC GROUP SHARE
          MATCHING PLAN MAY BE SATISFIED BY A NEW
          ISSUE OF SHARES TO THE DIRECTOR OR BY A
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 15 DECEMBER 2005
                  AT 17.59 HRS UNDER REF: PRNUK-1512051758-951C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4,
         6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN ACCORDANCE WITH (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person
          ALAN JAMES CULLENS
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------
11.      Number of shares, debentures or financial      12.    Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          15 DECEMBER 2005                                     15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
-----------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                                (class and number)

          N/A                                                   4,010 ORDINARY SHARES OF 25P EACH AWARDED
                                                                UNDER THE BOC GROUP SHARE MATCHING PLAN
----------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               71,096
----------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE SHARES HAVE BEEN ACQUIRED WITH A BONUS           CAROL HUNT
          DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
          THE SHARES AWARDED UNDER THE BOC GROUP SHARE
          MATCHING PLAN MAY BE SATISFIED BY A NEW
          ISSUE OF SHARES TO THE DIRECTOR OR BY A
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 15 DECEMBER 2005
                  AT 18.01 HRS UNDER REF: PRNUK-1512051800-CD7D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN ACCORDANCE WITH (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          NICHOLAS DEEMING
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

         15 DECEMBER 2005                                      15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
-----------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  8,501 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP SHARE MATCHING PLAN
----------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               236,144
----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE SHARES HAVE BEEN ACQUIRED WITH A BONUS           CAROL HUNT
          DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
          THE SHARES AWARDED UNDER THE BOC GROUP SHARE
          MATCHING PLAN MAY BE SATISFIED BY A NEW
          ISSUE OF SHARES TO THE DIRECTOR OR BY A
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 15 DECEMBER 2005
                  AT 18.04 HRS UNDER REF: PRNUK-1512051803-0375

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN ACCORDANCE WITH (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          STEPHEN JAMES DEMPSEY
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

----------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          15 DECEMBER 2005                                     15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
---------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                   5,341 ORDINARY SHARES OF 25P EACH AWARDED
                                                                UNDER THE BOC GROUP SHARE MATCHING PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               310,382
--------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE SHARES HAVE BEEN ACQUIRED WITH A BONUS           CAROL HUNT
          DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
          THE SHARES AWARDED UNDER THE BOC GROUP SHARE
          MATCHING PLAN MAY BE SATISFIED BY A NEW
          ISSUE OF SHARES TO THE DIRECTOR OR BY A
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 15 DECEMBER 2005
                  AT 18.06 HRS UNDER REF: PRNUK-1512051805-47C7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN ACCORDANCE WITH (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person
          PETER FRANK DEW
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

------------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.                        Number of shares,             10.                     Percentage of issued class
                          debentures or financial                               acquired (treasury shares of
                          instruments relating to                               that class should not be taken
                          shares acquired                                       into account when calculating
                                                                                percentage)

-----------------------------------------------------------------------------------------------------------------

11.                       Number of shares,             12.                     Percentage of issued class
                          debentures or financial                               disposed (treasury shares of
                          instruments relating to                               that class should not be taken
                          shares disposed                                       into account when calculating
                                                                                percentage)

-----------------------------------------------------------------------------------------------------------------

13.                       Price per share or value of   14.                     Date and place of transaction
                          transaction

-----------------------------------------------------------------------------------------------------------------

15.                       Total holding following       16.                     Date issuer informed of
                          notification and total                                transaction
                          percentage holding
                          following notification (any
                          treasury shares should not
                          be taken into account when
                          calculating percentage)

-----------------------------------------------------------------------------------------------------------------

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          15 DECEMBER 2005                                     15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  6,477 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP SHARE MATCHING PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               233,246
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE SHARES HAVE BEEN ACQUIRED WITH A BONUS           CAROL HUNT
          DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
          THE SHARES AWARDED UNDER THE BOC GROUP SHARE
          MATCHING PLAN MAY BE SATISFIED BY A NEW
          ISSUE OF SHARES TO THE DIRECTOR OR BY A
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 15 DECEMBER 2005
                  AT 18.08 HRS UNDER REF: PRNUK-1512051807-7447

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                            2.     State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    IN ACCORDANCE WITH (i) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person
          MARK JAMES NICHOLS
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in       6.     Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if    8      State the nature of the transaction
          more than one, the number of shares held by
          each of them

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------
11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

-----------------------------------------------------------------------------------------------------------------
15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

-----------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

          15 DECEMBER 2005                                     15 DECEMBER 2008 SUBJECT TO THE INDIVIDUAL
                                                               HAVING REMAINED IN EMPLOYMENT WITH BOC
--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

          N/A                                                  6,607 ORDINARY SHARES OF 25P EACH AWARDED
                                                               UNDER THE BOC GROUP SHARE MATCHING PLAN
--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

          AWARD MADE AT NIL COST                               129,086
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          THE SHARES HAVE BEEN ACQUIRED WITH A BONUS           CAROL HUNT
          DEFFERAL FROM THE 2005 ANNUAL BONUS PLAN.
                                                               01276 807759
          THE SHARES AWARDED UNDER THE BOC GROUP SHARE
          MATCHING PLAN MAY BE SATISFIED BY A NEW
          ISSUE OF SHARES TO THE DIRECTOR OR BY A
          TRANSFER OF SHARES FROM THE BOC GROUP plc
          EMPLOYEE SHARE TRUST (1995). THE TRUST HAS
          THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
          REQUIRED TO SATISFY THE OPTION.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 15 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                        ON 19 DECEMBER 2005 AT 07.01 HRS
                        UNDER REF: PRNUK-1612051852-6476

                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      The BOC Group plc                                      Barclays PLC

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an           See attached schedule.
      individual holder if it is a holding of that
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             13 December 2005               15 December 2005



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      20,125,609                                             3.99%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      In a letter dated 14 December 2005, The BOC Group      Sarah Larkins
      plc has been advised that Barclays Plc holds a         Assistant Company Secretary
      3.99% interest in the Ordinary Share Capital of        01276 807383
      the Company.


-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

      Sarah Larkins

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Date of notification ___16 December 2005_________

--------------------------------------------------------------------------------


Registered Holders Report

As at 13 December 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 20,125,609 Ordinary shares of 25p each in The BOC Group plc.

------------------------------------------------------------------------------------------------------------
Registered Holder                                  Account Information                 Holding
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Bank of Ireland                                          426353                        37,162
------------------------------------------------------------------------------------------------------------
Bank of New York                                                                       35,399
------------------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                      336,091
------------------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                     -325,971
------------------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                     -260,216
------------------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                      599,534
------------------------------------------------------------------------------------------------------------
Barclays Global Investors Canada                                                       26,619
------------------------------------------------------------------------------------------------------------
Barclays Trust Co & Others                                                               269
------------------------------------------------------------------------------------------------------------
Barclays Trust Co as Exec/ADM                                                            430
------------------------------------------------------------------------------------------------------------
Barclays Trust Co DMC69                                                                13,500
------------------------------------------------------------------------------------------------------------
Barclays Trust Co E99                                                                   4,908
------------------------------------------------------------------------------------------------------------
Barclays Trust Co R69                                                                  44,537
------------------------------------------------------------------------------------------------------------
BNP Paribas                                                                            23,616
------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                        16376                        269,249
------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                        20947                       1,694,759
------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                        28270                        156,771
------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                        28270                        28,879
------------------------------------------------------------------------------------------------------------
CIBC Mellon Global Securities                                                          15,672
------------------------------------------------------------------------------------------------------------
Clydesdale Nominees HGB0125                             00686408                        2,520
------------------------------------------------------------------------------------------------------------
Clydesdale Nominees HGB0225                             01201463                        1,700
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 603856                         3,000
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 608459                          250
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 611717                          925
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 615411                          750
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 617906                          800
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 622124                          750
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 635860                          500
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 639311                         1,000
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 642367                         1,425
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 643975                         1,500
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 648264                          400
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 650668                         1,300
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 652198                         3,000
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 653035                         1,400
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 658574                          575
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 658729                          630
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 659442                          775
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 660302                         1,000
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 660318                        12,000
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 660632                         1,000
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 660758                         7,600
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 660851                         5,000
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 660968                         1,000
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 768557                         3,300
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 770101                         2,850
------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                 774160                          400
------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------
Registered Holder                                  Account Information                 Holding
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Limited (GM1)                                                 407,060
------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)                      126066DA                        2,000
------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)                      220805DN                       20,500
------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)                      523475DN                       125,000
------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)                      562979DN                        6,000
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                          1,050,180
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           96,717
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           93,170
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           14,845
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           531,628
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           119,684
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                            4,364
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           18,545
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                          2,523,622
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           132,825
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           26,211
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           90,306
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                            4,982
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                            4,512
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                            2,018
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           316,244
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                            1,997
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           13,980
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           784,815
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                           50,772
------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                            2,927
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   16331                        140,647
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   16338                        29,206
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   16341                        66,328
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   16341                        282,878
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   16342                        62,844
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   16344                        22,030
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   16345                        36,964
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   16400                       5,210,390
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   17011                         8,628
------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                   18408                        23,022
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    45,037
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    25,572
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    33,439
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    48,266
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                     5,102
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    47,577
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    124,961
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    15,369
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    18,331
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                     3,953
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    67,082
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    53,346
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    269,194
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    12,728
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    66,470
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                     4,359
------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                    71,104
------------------------------------------------------------------------------------------------------------
Mellon Trust - US Custodian                                                            38,912
------------------------------------------------------------------------------------------------------------
Mellon Trust - US Custodian                                                            37,830
------------------------------------------------------------------------------------------------------------
Mellon Trust of New England                                                            44,745
------------------------------------------------------------------------------------------------------------
Mitsui Asset                                                                            6,593
------------------------------------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                                         13,250
------------------------------------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                                         58,355
------------------------------------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                                         50,580
------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited                                                            2,271,475
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Registered Holder                                  Account Information                 Holding
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited a/c AK1                                                     608,078
------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited a/c BL1                                                     147,584
------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited a/c CM1                                                     89,553
------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited GP1                                                         236,002
------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited SA1                                                         149,787
------------------------------------------------------------------------------------------------------------
State Street Bank & Trust - W1                                                         38,096
------------------------------------------------------------------------------------------------------------
State Street Boston                                                                    280,068
------------------------------------------------------------------------------------------------------------
State Street Trust of Canada                                                           17,977
------------------------------------------------------------------------------------------------------------
The Northern Trust Company - U                                                         25,343
------------------------------------------------------------------------------------------------------------
Trust & Custody Services Bank                                                           5,232
------------------------------------------------------------------------------------------------------------
Zeban Nominees Limited                                                                  7,860
------------------------------------------------------------------------------------------------------------
                                                  TOTAL                             20,125,609
------------------------------------------------------------------------------- ----------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 20 DECEMBER 2005
                  AT 15.07 HRS UNDER REF: PRNUK-2012051506-CAB3

20 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the purchase on 15 December 2005 of 1,252,800 Ordinary shares of 25p each in the Company at a purchase price of 11.63953p per share by Ogier Trustee (Jersey) Limited (the Trustee) for The BOC Group plc Employee Share Trust (1995) (the Trust). This Trust was established for the purpose of satisfying the exercise, in due course, of awards made under senior executive incentive plans.


Each of the directors of the Company, who is an employee, is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these Ordinary shares. Despite the technical interest in all the Ordinary shares each director will only be entitled to receive Ordinary shares from the Trust to the extent that awards are made to him in respect of these Ordinary shares.

Awards made to directors under the incentive plans have previously been notified, most recently on 15 December 2005.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 21 DECEMBER 2005
                  AT 16.04 HRS UNDER REF: PRNUK-2112051603-F342


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


-----------------------------------------------------------------------------------------------------------------
1.        Name of the issuer                             2.    State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

          THE BOC GROUP plc                                    BOTH (i) AND (ii) ABOVE
-----------------------------------------------------------------------------------------------------------------

3.        Name of person discharging managerial         4.     State whether notification relates to a person
          responsibilities/director                            connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

          ALAN MURRAY FERGUSON                                 N/A
-----------------------------------------------------------------------------------------------------------------

5.        Indicate whether the notification is in        6.    Description of shares (including class),
          respect of a holding of the person referred          debentures or derivatives or financial
          to in 3 or 4 above or in respect of a                instruments relating to shares
          non-beneficial interest

          NOTIFICATION IN RESPECT OF DIRECTOR NAMED            ORDINARY SHARES OF 25P EACH
          IN 3 ABOVE

-----------------------------------------------------------------------------------------------------------------
7.        Name of registered shareholders(s) and, if     8     State the nature of the transaction
          more than one, the number of shares held by
          each of them

          ALAN MURRAY FERGUSON                                 PURCHASE
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
9.        Number of shares, debentures or financial     10.    Percentage of issued class acquired (treasury
          instruments relating to shares acquired              shares of that class should not be taken into
                                                               account when calculating percentage)

          500                                                  LESS THAN 0.01%
---------------------------------------------------------------------------------------------------------------

11.       Number of shares, debentures or financial     12.    Percentage of issued class disposed (treasury
          instruments relating to shares disposed              shares of that class should not be taken into
                                                               account when calculating percentage)

          N/A                                                  N/A
---------------------------------------------------------------------------------------------------------------

13.       Price per share or value of transaction       14.    Date and place of transaction

          1164.82P                                             LONDON, 21 DECEMBER 2005
---------------------------------------------------------------------------------------------------------------

15.       Total holding following notification and      16.    Date issuer informed of transaction
          total percentage holding following
          notification (any treasury shares should not
          be taken into account when calculating
          percentage)

          500 LESS THAN 0.01%                                  21 DECEMBER 2005
---------------------------------------------------------------------------------------------------------------
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

--------------------------------------------------------------------------------------------------------------
17        Date of grant                                 18.    Period during which or date on which it can
                                                               be exercised

--------------------------------------------------------------------------------------------------------------

19.       Total amount paid (if any) for grant of the   20.    Description of shares or debentures involved
          option                                               (class and number)

--------------------------------------------------------------------------------------------------------------

21.       Exercise price (if fixed at time of grant)    22.    Total number of shares or debentures over
          or indication that price is to be fixed at           which options held following notification
          the time of exercise

--------------------------------------------------------------------------------------------------------------

23.       Any additional information                    24.    Name of contact and telephone number for
                                                               queries

          ACQUISITION OF DIRECTOR QUALIFICATION SHARES         CAROL HUNT

                                                               01276 807759
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

CAROL HUNT, DEPUTY COMPANY SECRETARY

Date of notification 21 DECEMBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 21 DECEMBER 2005
                  AT 15.45 HRS UNDER REF: PRNUK-2112051544-569E

21 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 21 December 2005 of 73,826 Ordinary shares of 25p each in the Company at a sale price of 1158.764p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 73,826 Ordinary shares, the Trustee now holds 5,841,005 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,841,005 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 22 DECEMBER 2005
                  AT 17.47 HRS UNDER REF: PRNUK-2212051745-FF1C


22 December 2005

Elam appeal  - welding rod litigation

The BOC Group plc ("BOC") is disappointed with the decision of the appeal court in Illinois confirming the decision of the trial court in the Elam case tried in Madison County, Illinois in 2003. The BOC Group, Inc. a US subsidiary of BOC - was one of three defendants.

The decision does not change The BOC Group, Inc's position with respect to the Elam case or the manganese litigation generally and the defendants will continue to defend themselves vigorously against what they believe to be meritless claims. The BOC Group, Inc. and the other defendants intend to appeal the Elam decision to the Illinois Supreme Court. That court has discretion to decide whether to accept the appeal.

The Elam verdict was clearly an aberration and of nine manganese cases in which The BOC Group, Inc. has been a defendant, the defence has won eight cases. The overall damages awarded in the Elam verdict was only US$1m and since the verdict in that case in October 2003, there have been two verdicts for the defence, including most recently the Boren trial, which was also heard in Madison County, Illinois. In Boren, decided earlier this month, many of the same experts testified and similar evidence was presented to the jury, which returned a defence verdict in favour of The BOC Group Inc. and the other defendants in a matter of hours.

Since Elam was tried in 2003, there have been a number of scientific studies that indicate no increased risk of Parkinson's disease or related disease among welders. These studies include a study conducted among 27,839 workers in Denmark, including 6,163 welders, which concludes welders are not at increased risk of developing Parkinson's disease or other neurodegenerative disorders, and a study conducted in the United States at three Caterpillar Inc. plants of 12,595 workers, of which 3,430 were welders. This study also found no statistically significant increased risk of disease among welders. Another study is the subject of an article that will soon be published in a leading journal. It studied occupational and medical data in Sweden over a 40 year period and found no correlation between welding occupations and any form of parkinsonism.

At 30 September 2005, there were approximately 8,500 manganese claimants naming The BOC Group, Inc. as a defendant, representing a decrease of approximately 1100 claimants from the prior year. Approximately 4,600 claimants are in the federal multi-district litigation proceeding. Plaintiffs have asked the court to withdraw the first two cases which were scheduled to be tried in the multi district proceeding in 2006 - the Morgan and Landry trials. The defendants, including The BOC Group, Inc., have filed a motion for sanctions as a consequence. This motion is claiming fees, costs and expenses incurred by the defendants in connection with those cases and is also requesting that claims based on diagnosis from a particular physician, Dr. Paul Nausieda are dismissed unless a second diagnosis from an independent physician is provided.

--------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 29 DECEMBER 2005
                  AT 16.03 HRS UNDER REF: PRNUK-2912051558-838C


29 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 28 December 2005 of 16,392 Ordinary shares of 25p each in the Company at a sale price of 1181.1071p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 16,392 Ordinary shares, the Trustee now holds 5,824,613 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,824,613 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 DECEMBER 2005
                  AT 12.35 HRS UNDER REF: PRNUK-3012051234-F057


30 December 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 29 December 2005 of 17,936 Ordinary shares of 25p each in the Company at a sale price of 1196.8326p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 17,936 Ordinary shares, the Trustee now holds 5,806,677 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,806,677 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  January 4, 2006



                                    By:    /s/       Sarah Larkins
                                           -------------------------------------
                                          Name: Sarah Larkins
                                          Title:    Assistant Company Secretary